UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

—

Rio de Janeiro, May 24, 2022 - Petróleo Brasileiro S.A. - Petrobras clarifies the pieces of news in the media about the natural gas purchase agreement signed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos (YPFB).

In 1996, Petrobras entered into a long-term natural gas purchase and sale contract with YPFB, with a contracted volume of 30 MM m³/day.

In 2019, the National Energy Policy Council (CNPE) established guidelines and improvements to energy policies aimed at promoting free competition in the natural gas market, through CNPE Resolution No. 16 of 06/24/2019, which was recently replaced by CNPE Resolution No. 3 of 04/07/2022. The resolution recommends the creation of conditions to facilitate the participation of private companies in the supply of imported natural gas, especially Bolivian gas.

In line with these guidelines, Petrobras signed a Term of Commitment to Cessation (TCC) with the Administrative Council for Economic Defense (Cade) in July 2019, with the consent of the National Petroleum, Natural Gas, and Biofuels Agency (ANP), providing for a set of commitments aimed at opening the natural gas market.

As disclosed to the market on 03/06/2020, in compliance with its commitment to contribute to the process of opening the Brazilian gas market, stimulating competition by encouraging the entry of new agents, Petrobras signed an addendum with YPFB reducing the contracted volumes from 30 MM m³/day to 20 MM m³/day.

In 2021 and in the first quarter of 2022, Petrobras received an average of 20 MM m³/day of natural gas, object of the contract with YPFB.

On 04/10/2022, YPFB disclosed a commitment to sell additional volumes of natural gas to Argentina during the winter, of about 4 MM m³/day, at a higher price. Still in April 2022, YPFB informed Petrobras that as of May it would unilaterally reduce natural gas deliveries under the signed contract by 4 MM m³/day.

After becoming aware of the reduction informed by YPFB, Petrobras informed the appropriate governmental instances, as well as communicated the measures adopted to ensure the supply to its customers.

Since 05/01/2022, Petrobras has received an average of about 14 MM m³/day from YPFB. The contract provides for consequences to the supplier in case of supply failure, which will be applied by Petrobras to YPBF. The company is taking the appropriate measures to enforce the contract.

We highlight that the natural gas sale contracts signed by Petrobras with its customers have a previously established price, which is updated based on parametric formulas linked to market indicators and agreed between the parties, which are not affected by occasional supplier failure situations.

Petrobras reaffirms its commitment to its customers and to the fulfillment of contractually established conditions, as well as its commitment to the development of an open, competitive, and sustainable gas market in the country.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not bythe Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer